UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

Zenvia Inc.

(Name of Issuer)

Class A common shares, par value US$0.00005 per share

(Title of Class of Securities)

G9889V101

(CUSIP Number)

July 7, 2022

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒  Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. G9889V101		Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,107,971

	6	SHARED VOTING POWER
85,245

	7	SOLE DISPOSITIVE POWER
1,107,971

	8	SHARED DISPOSITIVE POWER
85,245

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,216

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.77% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 (1) Based on 17,616,206 Class A Shares outstanding as of December 31, 2021, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2022.

SCHEDULE 13G
CUSIP No. G9889V101		Page 3 of 5 Pages
Item 1 (a)	Name of Issuer

Zenvia Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices

Avenida Paulista, 2300, 18th Floor
São Paulo, São Paulo, CEP 01310-300
Brazil

Item 2 (a)	Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2 (b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

Singapore

Item 2(d)	Title of Class of Securities

Class A common shares, par value US$0.00005 per share

Item 2(e)	CUSIP Number

G9889V101

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	1,193,216	6.77	1,107,971	85,245	1,107,971	85,245

SCHEDULE 13G
CUSIP No. G9889V101		Page 4 of 5 Pages
(1)
GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 1,107,971 securities beneficially owned by it.  GIC shares power to vote and dispose of 85,245 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2)	GIC disclaims membership in a group.

(3)	Based on 17,616,206 Class A Shares outstanding as of December 31, 2021, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2022.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. G9889V101		Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling

Name:	Celine Loh Sze Ling

Title:	Managing Director

Date:	July 11, 2022

By:	/s/ Diane Liang Weishan

Name:	Diane Liang Weishan

Title:	Senior Vice President

Date:	July 11, 2022